Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
Jingwei International Investments Limited	British Virgin Islands
Jingwei International Investment (HK) Ltd.	Hong Kong
Jingwei Hengtong Technology (Shenzhen) Co. Ltd.	People’s Republic of China